UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2012	Commission File Number: 001-35393

PRETIUM RESOURCES INC.

(Name of registrant)

570 Granville Street, Suite 1600
Vancouver, British Columbia
Canada V6C 3P1

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Enclosed:

Material Change Report

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. #1600 – 570 Granville Street Vancouver, BC V6C 3P1
Item 2	Date of Material Change April 30, 2012
Item 3	News Release The news release dated April 30, 2012 was disseminated through Marketwire’s Canadian and U.S. timely Disclosure, plus United Kingdom, on April 30, 2012 and filed on SEDAR on May 1, 2012.
Item 4	Summary of Material Change The Company reports that it has filed on SEDAR the “Brucejack Project Mineral Resources Update Technical Report”.
Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated April 30, 2012.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph Ovsenek, Chief Development Officer & Vice President Phone: 604-558-1784
Item 9	Date of Report Dated at Vancouver, BC, this 1st day of May, 2012

April 30, 2012	News Release 12-15

Pretivm Files 43-101 Technical Report for Brucejack’s
High-Grade Mineral Resource Estimate

Vancouver, British Columbia April 30, 2012; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm”) is pleased to report that it has filed on SEDAR “Brucejack Project Mineral Resources Update Technical Report” subsequent to its news release dated April 3, 2012 announcing the high-grade Mineral Resource estimate for its Brucejack Project.

The Technical Report, dated April 3, 2012, will also be available on Pretivm’s web site at www.pretivm.com under the Brucejack Project section.

About Pretivm

Pretivm is creating value through gold at its advanced-staged exploration projects Brucejack and Snowfield, located in northern British Columbia. Pretivm is advancing the high-grade, underground gold opportunity at Brucejack, which hosts a significant undeveloped high-grade gold resource.

For further information, please contact:

Robert  Quartermain
President and Chief Executive Officer

Pretium Resources Inc.
570 Granville Street, Suite 1600
Vancouver, BC V6C 3P1
(604)558-1784
invest@pretivm.com
www.pretivm.com
(SEDAR filings: Pretium Resources Inc.)
Michelle Romero Corporate Relations Director

Forward Looking Statement

This Press Release contains "forward-looking information" and "forward looking statements" within the meaning of applicable Canadian and United States securities legislation. Forward-looking information may include, but is not limited to, information with respect to timing and completion of possible offerings or secondary offerings under the Prospectus, our planned exploration and development activities, the adequacy of the Company's financial resources, the estimation of mineral resources, realization of mineral resource estimates, timing of development of the Company's Brucejack Project, costs and timing of future exploration, results of future exploration and drilling, production and processing estimates, capital and operating cost estimates, timelines and similar statements relating to the economic viability of the Brucejack Project, timing and receipt of approvals, consents and permits under applicable legislation, the Company's executive compensation approach and practice, and adequacy of financial resources. Wherever possible, words such as "plans", "expects", "projects", "assumes","budget", "strategy", "scheduled", "estimates", "forecasts", "anticipates", "believes", "intends" and similar expressions or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information. Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information.  Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, those risks identified in Pretivm's Prospectus dated March 19, 2012 filed on SEDAR at www.sedar.com and in the United States through EDGAR at the SEC’s website at www.sec.gov. Forward-looking information is based on the expectations and opinions of Pretivm's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 2, 2012	PRETIUM RESOURCES INC.
	By:	/s/ Joseph J. Ovsenek
		Name:	Joseph J. Ovsenek
		Title:	Vice President, Chief Development Officer